UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Imedicor, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
922587100
(CUSIP Number)
James H. Desnick, M.D.
Chairman of the Board
Medical Management of America, Inc.
P.O. Box 1759
Highland Park, Il 60035-1759
(847) 433-8307
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS James H. Desnick, M.D.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7.	SOLE VOTING POWER

NUMBER OF		13,687,500

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,687,500

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,687,500

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.7%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on October 24, 2008, on behalf of James H. Desnick, M.D. (“JHD”) (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D, filed with the SEC on July 1, 2009. Unless set forth below, all previous items are unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
Item 2. Identity and Background
     Item 2 is hereby amended and restated as follows:
     James H. Desnick, M.D. is a former member and the former sole manager, of Ravine Valley Partners, LLC (“Ravine Valley”). JHD’s principal occupation is serving as Chairman of Medical Management of America, Inc., a company wholly owned by JHD engaged in investing in companies in the health care field and in real estate. JHD is a citizen of the United States. The address of the principal office of JHD is provided on the cover page of this statement.
     During the last five years, JHD has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended and restated as follows:
     The additional 5,312,500 shares of common stock of the Company acquired by JHD were received by JHD as a distribution pursuant to the Stock Distribution and Release Agreement described in Item 4 below.
Item 4. Purpose of Transaction
     Item 4 is hereby amended and restated as follows:
     Pursuant to a Stock Distribution and Release Agreement, dated as of June 30, 2010, by and among Imedicor, Inc. (formerly known as Vemics, Inc., the “Company”) and the former members of Ravine Valley, the Company issued 10,000,000 shares of the Company’s common stock to the former members of Ravine Valley, whose subscription agreement dated July 29, 2008 contained certain anti-dilution provisions. The 10,000,000 shares were issued as a settlement of a dispute with regard to anti-dilution provisions contained in the original subscription agreement. As part of the settlement, JHD received 5,312,500 shares of common stock of the Company. JHD has no current plan or proposal with respect to the Company that relates to or would result in any transaction or matter listed in Item 4 of Schedule 13D of the Securities and Exchange Commission.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and restated as follows:
(a) After the consummation of the transactions contemplated by the Stock Distribution and Release Agreement discussed in Item 4 above, JHD will beneficially and of record own an aggregate of 11,562,500 shares of common stock of the Company and a warrant for 2,125,000 shares, which represents approximately 5.7% of the total number of 237,285,713 shares of common stock of the Company issued and outstanding pursuant to the Company’s current records as of the date of the Stock Distribution and Release Agreement plus the number of shares subject to warrants held by JHD.
(b) JHD will have sole power to vote, direct the vote, dispose or to direct the disposition of a total of 13,687,500 shares of common stock of the Company, which includes 11,562,500 shares of common stock and a warrant for 2,125,000 shares.
(c) Other than the shares received by JHD as a distribution pursuant the Stock Distribution and Release Agreement, JHD did not effect any transactions in the common stock of the Company during the past sixty (60) days.
(d) Not applicable.
(e) Not applicable.
Item 7. Material to Be Filed as Exhibits
     Item 7 is hereby amended and restated as follows:
     The following documents are filed as exhibits to this Schedule:

Exhibit	Title
99.1	Stock Distribution and Release Agreement, dated as of June 30, 2010, by and among Imedicor, Inc., James H. Desnick, Edward F. Heil, Daniel K. Webb and G. Allen Andreas

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2010	By:	/s/ James H. Desnick
James H. Desnick, M.D.

EXHIBIT INDEX

Exhibit	Title
99.1	Stock Distribution and Release Agreement, dated as of June 30, 2010, by and among Imedicor, Inc., James H. Desnick, Edward F. Heil, Daniel K. Webb and G. Allen Andreas